SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 6 2009
DIVISION OF MARKET REGULATION

SECURITIE 09041844 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EAST SHORE PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 MOTOR PARKWAY SUITE 202
(No. and Street)

HAUPPAUGE	NY	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Carroll **(631) 622-3100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALIBELLO & BRODER LLP
(Name – if individual, state last, first, middle name)

633 THIRD AVENUE, 13TH FLOOR, NEW YORK, NEW YORK 10017
(Address) (City) (State) (Zip Code))

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul Carroll, Swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East Shore Partners, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

SWORN TO BEFORE ME THIS 26th DAY OF FEBRUARY, 2009

JACKIE LEWIS
Notary Public, State of New York
No. 01LE6103263
Qualified in Suffolk County
My Commission Expires 12-22-2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders, Equity or Partners, or Sole Proprietors, Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section240.17a-5(e)(3).*

EAST SHORE PARTNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2008
With Independent Auditors' Report

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Board of Directors
East Shore Partners, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of East Shore Partners, Inc. (the "Company") as of December 31, 2008, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salibello & Broder LLP

February 25, 2009

EAST SHORE PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Assets

Cash and cash equivalents	$ 748,986
Deposit with clearing broker, including interest of $126	100,000
Receivable from broker-dealers and clearing broker	109,936
Property and equipment, at cost less accumulated depreciation of $71,486	14,330
Prepaid expenses and other assets	58,154
	$ 1,031,406

Liabilities and Shareholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 132,107
Payable to broker-dealers	2,199
Commissions payable	10,900
Deferred revenue	31,500
Total liabilities	176,706
Shareholders' equity:	
Common stock, $.001 par value, 1,000 shares authorized, 100 shares issued	1
Additional paid-in capital	149,999
Retained earnings	774,234
	924,234
Less: 30 shares of common stock in treasury, at cost	69,534
Total shareholders' equity	854,700
	$ 1,031,406

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 6,618,144
Research/brokerage services	362,360
Interest and dividend income	79,903
Other income	63,423
Total revenues	7,123,830
Expenses:	
Employee compensation and benefits	4,743,753
Communications and data processing	395,719
Floor brokerage, exchange and clearance fees	407,234
Professional fees	149,598
Occupancy	138,898
Other expenses	520,855
Total expenses	6,356,057
Net income	$ 767,773

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	SHAREHOLDERS' EQUITY
Balance at December 31, 2007	$ 1	$ 149,999	$ 522,273	$ 69,534	$ 602,739
Net income	-	-	767,773	-	767,773
Dividends paid	-	-	(515,812)	-	(515,812)
Balance at December 31, 2008	$ 1	$ 149,999	$ 774,234	$ 69,534	$ 854,700

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows provided by operating activities:	
Net income	$ 767,773
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,109
(Increase) decrease in operating assets:	
Deposit with clearing broker	49,479
Receivable from broker-dealers and clearing broker	108,813
Prepaid expenses and other assets	(7,575)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	15,518
Payable to broker-dealers	(17,876)
Commissions payable	(23,471)
Deferred revenue	(1,375)
Net cash provided by operating activities	902,395
Cash flows from investing activities:	
Purchases of computer equipment	(11,931)
Net cash used in investing activities	(11,931)
Cash flows from financing activities:	
Dividends paid	(515,812)
Net cash used in financing activities	(515,812)
Net increase in cash and cash equivalents	374,652
Cash and cash equivalents - beginning of year	374,334
Cash and cash equivalents - end of year	$ 748,986

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and nature of business

East Shore Partners, Inc. (the "Company") is incorporated in the state of Delaware for the purpose of doing business as a broker-dealer in securities and to provide investment research services on a consulting basis.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority.

All transactions for the Company's customers are cleared through a clearing broker-dealer on a fully disclosed basis.

Note 2 - Summary of significant accounting policies

Revenue Recognition

Commissions are recorded on a trade date basis as security transactions occur. Revenue for research services are recorded ratably over the term of the consulting agreement.

Valuation of securities

Marketable securities are valued at fair value.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using an accelerated method over the estimated useful lives of the related assets. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Operating leases

The lease for the Company's Hauppauge, New York office facilities includes scheduled base rent increases over the term of the lease. The Company has recorded as deferred rent in the statement of financial condition the unamortized excess of rent expense over cash payments calculated on a straight-line basis over the lease term.

Note 2 - Summary of significant accounting policies (continued)

Impairment of long-lived assets

The Company's method under current accounting rules for measuring impairment of long-lived assets is an undiscounted cash flows basis. The Company periodically reviews the carrying value of its long-lived assets for recoverability or whenever events or changes in circumstances indicate that such amounts have been impaired. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated decline in revenue or operating profit and a material decrease in fair value of some or all of the assets. If such impairment exists, the carrying value of the asset is reduced to its estimated fair value based on discounted cash flows. Such a review has been performed by management and does not indicate an impairment of such assets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income taxes

The Company, with the consent of its shareholders, has elected under Internal Revenue Code Section 1362 (a) to be an S Corporation. In lieu of tax at the corporate level, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liabilities for Federal income taxes has been made. In addition, the Company, with the consent of its shareholders, has elected to be treated as an S Corporation for the states in which it operates. The Company reports any applicable fees or state franchise taxes in operating expenses.

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Note 3 - Property and equipment

At December 31, 2008, property and equipment consists of the following:

Computer equipment	$	33,557
Furniture		52,259
		85,816
Less: accumulated depreciation		71,486
	$	14,330

Depreciation expense amounted to $11,109 for the year ended December 31, 2008.

Note 4 - Agreement with clearing broker

Effective December 27, 2007, the Company terminated its agreement with a predecessor broker and entered into an agreement with a new clearing broker to act as the Company's agent. Under this agreement, the Company is required to maintain a deposit of $100,000 in either cash, United States Treasury Bills or money market funds. The agreement has no termination date and, unless terminated in accordance with the provisions of such agreement, will continue in perpetuity.

In the normal course of business, the Company indemnifies and guarantees this clearing broker, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 5 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2008.

Note 6 - Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items.

The Company maintains cash balances at financial institutions that at times exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. The excess amount at December 31, 2008 was approximately $405,000, based on the financial institution's balance.

Note 6 - Concentrations of credit risk (continued)

In the course of its consulting business, the Company enters into contracts with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business.

The Company also is engaged in various brokerage activities whose counterparties primarily include broker-dealers, a clearing broker and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 7 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $777,216 which was $752,216 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was .23 to 1.

Note 8 - Stock purchase agreement

The shareholders of the Company have established a stock purchase agreement for the following purposes:

a) To provide for the acquisition of the stock owned by any of the shareholders who may wish to dispose of the same during their lifetime; and

b) To provide for the purchase of the stock of any shareholders who may terminate their employment, become insolvent or die while the stock purchase agreement is in force.

Note 9 - Profit sharing plan

The Company has a profit-sharing plan (the "Plan"), in which all full-time employees who meet certain age and length of service requirements are eligible to participate. Annual contributions to the Plan are to be made at the discretion of the Board of Directors. For the year ended December 31, 2008, the Plan contribution charged to operations was $125,000.

Note 10 – Commitments

In November 2002, the Company entered into a non-cancelable operating lease for its primary office facilities which expires on September 30, 2009.

Future minimum rental commitments for the year ending December 31, 2009 are $110,089. Rent expense amounted to $108,221 for the year ended December 31, 2008.

At December 31, 2008, a deferred rent liability of $10,886 is included in accounts payable and accrued expenses.

Note 11 – Deferred Revenue

Deferred revenue ($31,500 at December 31, 2008) represents amounts received for brokerage/research services not yet provided.

Note 12 – Related party transactions

Commissions payable include amounts payable to shareholders/officers. As of December 31, 2008, amounts owed to shareholders/officers totaled $6,363. For the year ended December 31, 2008, commissions earned by shareholders/officers totaled approximately $1,960,000 and are included in employee compensation and benefits in the statement of income.

Note 13 – New accounting pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* (FIN 48). The interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement of FASB Statement No.109, *Accounting for Income Taxes.* The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the benefit of a tax position may be recognized only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position, by a taxing authority having full knowledge of all relevant information. A tax position that meets the more likely than not recognition threshold is to be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. FIN 48 also provides guidance on derecognition, classification, and interest and penalties. Further, the disclosure provisions of FIN 48 call for more information about the uncertainty in income tax assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FSP FIN 48-2. The FSP deferred the effective date of FIN 48, for certain nonpublic enterprises to be effective for annual financial statements for fiscal years beginning after December 15, 2007. In December 2008, the FASB issued FSP FIN 48-3. The FSP defers the effective date of FIN 48, for certain nonpublic enterprises to be effective for annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 in accordance with this FSP. The Company does not expect the adoption of FIN 48 to have a material effect on its financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE I

EAST SHORE PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

Allowable capital:		
Total shareholders' equity	$	854,700
Less non-allowable assets:		
Property and equipment, net		14,330
Prepaid expenses and other assets		58,154
Total non-allowable assets		72,484
Other deductions and/or charges:		
Excess deductible on fidelity bond coverage		5,000
Net capital before haircuts on securities		777,216
Haircuts on securities		-
Net capital	$	777,216
Aggregate indebtedness	$	176,706
Minimum net capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	$	25,000
Excess net capital	$	752,216
Ratio: Aggregate indebtedness to net capital		.23 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

EAST SHORE PARTNERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC rule 15c3-3. All customer transactions were cleared through another independent broker-dealer on a fully disclosed basis.

Salibello & Broder LLP
Certified Public Accountants

633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
East Shore Partners, Inc.
Hauppauge, New York

In planning and performing our audit of the financial statements and supplemental schedules of East Shore Partners, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello & Broder LLP

February 25, 2009